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CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ELECTRONIC SUBMISSION

January 23, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.
U.S.A. 20549-0406

Attention:	Kathleen Collins Accounting Branch Chief

Subject:	Cognos Incorporated Form 10-K for the fiscal year ended February 28, 2005 filed April 29, 2005 Form 10-Q for the fiscal quarter ended August 31, 2005 File no. 033-72402

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated January 6, 2006 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance & Administration and Chief Financial Officer, of Cognos Incorporated (the “Corporation”). The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the fiscal year ended February 28, 2005

Critical Accounting Estimates, page 44

COMMENT

1.     Please refer to comment 1 in our letter dated November 17, 2005. We have reviewed your response and note that product support amounts and/or stated renewal rates (expressed as a percentage of the license amount) that are included in arrangements are negotiated based on your standard approved price lists which are within a predetermined range for similar customer classes. Tell us your reasonable percentage range for each class of customer, including the median percentage in the range. Additionally, tell us what percentage of your customers, by class, fall within each range.

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RESPONSE

The Staff is supplementally advised that the information requested by the Staff in the above comment is set out in the table attached as Appendix A — Customer Classes, Reasonable Ranges and Results of Substantive Analysis of Support Renewals (“Appendix A”).

The information set out in columns (3), (4) and (5) of Appendix A is based on a substantive analysis of the Corporation’s fiscal year 2005 renewals of product support initially contracted for in connection with fiscal year 2004 software license transactions. Given that the most reliable evidence of the fair value of product support is the renewal price for standalone product support in the year following the combined sale of software license and support, these are the most relevant transactions for such an analysis. The analysis in columns (3), (4) and (5) of the Appendix includes all customers who licensed software having an aggregate license value of more than US$50,000 in fiscal year 2004. Customers licensing software having an aggregate license value below this dollar threshold account for a disproportionately high number of customers (62%) for a relatively low amount of the total license revenue analyzed (11%) and, when analyzed separately, this group has a median and average product support renewal percentage of approximately 25%.

[TEXT REDACTED]

COMMENT

2.     We also note that where the negotiated percentage is not considered substantive, an additional portion of the arrangement fee is allocated to product support based on the reasonable range to ensure the amount allocated to product support is consistent with VSOE. Clarify how you allocate amounts for product support when the negotiated percentage is outside the reasonable range. In this regard, tell us how you allocate product support amounts when the negotiated percentage is above and below the reasonable range.

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RESPONSE

The Staff is supplementally advised that, if the negotiated percentage for product support is below the applicable reasonable range as set out in Appendix A, the Corporation adjusts the percentage allocated for support upwards to the low end of the applicable reasonable range. This adjustment allocates additional revenue from license revenue to deferred product support revenue which amount is amortized over the life of the product support contract, normally one year. If the negotiated percentage for support is within or above the reasonable range, no adjustment is made and the deferred support revenue is measured at the negotiated percentage. In substantially all cases in which a percentage for product support is not stated in the sales agreement, the Corporation allocates 25% of the software license fee to product support because the Corporation will, in these circumstances, typically commence pricing negotiations for product support renewal in the following year at our list price for product support (25%).

Please telephone me at (613) 738-1440 with any questions concerning this letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
    and Chief Financial Officer

cc:    Patrick Gilmore, Staff Accountant
         W. John Jussup, General Counsel
         Kevin M. Barry, U.S. Securities Counsel
         Rob C. Scullion, Ernst & Young

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Appendix A- Customer Classes, Reasonable Ranges and Results of Substantive Analysis of Support Renewals

(1)	(2)		(3)	(4)			(5)

Customer Class [TEXT REDACTED]	Reasonable Range		Median based on actual renewal transactions	Percentage of customers based on actual renewal transactions			Percentage of customer revenue based on actual renewal transactions

	Acceptable low end of reasonable range	List Price Percentage for support (high end of range)		Below range	In range	Above range	Below range	In range	Above range

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	25%	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

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